UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SIGILON THERAPEUTICS, INC.

(Name of Subject Company)

SIGILON THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common stock, par value $0.001 per share

(Title of Class of Securities)

82657L206

(CUSIP Number of Class of Securities)

Rogerio Vivaldi Coelho, MD

President and Chief Executive Officer

Sigilon Therapeutics, Inc.

100 Binney Street

Suite 600

Cambridge, Massachusetts 02142

(617) 336-7540

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Zachary Blume Marc Rubenstein Ropes & Gray LLP 800 Boylston Street Boston, Massachusetts 02199-3600 Telephone: (617) 951-7000	Matthew Kowalsky Chief of Staff and Chief Legal and Administrative Officer Sigilon Therapeutics, Inc. 100 Binney Street Suite 600 Cambridge, Massachusetts 02142 (617) 336-7540

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 13, 2023 (as it may be further amended and supplemented from time to time, the “Schedule 14D-9”) and relates to the offer by Shenandoah Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Sigilon Therapeutics, Inc., a Delaware corporation (“Sigilon”).

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9, as amended, is hereby amended and supplemented by inserting the following new subsection before the final subsection entitled “Cautionary Note Regarding Forward-Looking Statements” at the end of such Item 8:

“Final Results of the Offer and Completion of the Merger.

The Offer and withdrawal rights expired as scheduled one minute after 11:59 p.m., Eastern Time, on August 9, 2023. The depositary has advised Purchaser that 1,718,493 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing 68.23% of the Shares outstanding as of the expiration of the Offer, and together with the 211,110 Shares owned by Lilly, 76.61% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares tendered into the Offer satisfies the Minimum Tender Condition. All other conditions to the Offer having been satisfied or waived, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered and not withdrawn from the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of Sigilon pursuant to Section 251(h) of the DGCL. Accordingly, on August 11, 2023, Purchaser expects to effect the Merger pursuant to Section 251(h) of the DGCL, pursuant to which Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of the Company or owned by the Company, or owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser or (ii) Shares that are held by stockholders who are entitled to and properly demand appraisal for such Shares in accordance with Section 262 of the DGCL), including each Share that is subject to vesting or forfeiture restrictions granted pursuant to a Company Equity Plan, will be converted into the right to receive the Offer Price from Purchaser, less any applicable tax withholding, in accordance with the terms of the Offer, the Merger Agreement and the CVR Agreement.

Following the consummation of the Merger, all Shares will be delisted from the NASDAQ Global Market and deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sigilon Therapeutics, Inc.

By	/s/ Rogerio Vivaldi Coelho, M.D.
Name: Rogerio Vivaldi Coelho, M.D.
Title: President and Chief Executive Officer

Date: August 10, 2023